Exhibit (12)(a)

WACHOVIA PREFERRED FUNDING CORP.

AND SUBSIDIARIES

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2006		Years Ended December 31,
(In thousands)			2005	2004	2003	2002
Pretax income from continuing operations	$789,234		725,648	378,075	353,773	248,622
Fixed charges, excluding capitalized interest	27,818		18,464	6,858	6,460	10,546

Earnings (A)	$817,052		744,112	384,933	360,233	259,168

Interest	$27,818		18,464	6,858	6,460	10,546
One-third of rents	—		—	—	—	—
Capitalized interest	—		—	—	—	—

Fixed charges (B)	$27,818		18,464	6,858	6,460	10,546

Consolidated ratios of earnings to fixed charges (A)/(B)	29.37	X	40.30	56.13	55.76	24.58

Since the amount of fixed charges for the year ended December 31, 2001, is not material, the related consolidated ratio of earnings to fixed charges is not meaningful, and therefore has been omitted from this Exhibit.